 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Maydan Ph.D, Dan (Last) (First) (Middle) C/o Applied Materials, Inc 3050 Bowers Avenue, M/S 2023 (Street) Santa Clara, CA 95054 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Applied Materials, Inc (AMAT) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/24/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           President
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	12/16/02		J (1)	V	157,600	D	$13.75	0	I	By the 401(k) Plan
Common Stock	12/16/02		J	V	157,600	A	$13.75	169,479	D
Common Stock								413,456	I	Family Partnership
Common Stock	12/24/02		G	V	29,156	D	$13.87	339,994	I	Family Ltd Partnership #2
Common Stock	12/24/02		G	V	4,665	A	$13.87	4,751	I	Maydan Grat #1
Common Stock	12/24/02		G	V	4,665	A	$13.87	4,751	I	Maydan Grat #2
Common Stock	12/24/02		G	V	1,554	A	$13.87	1,253,790	I	Maydan Family Trusts*
Common Stock	12/24/02		G	V	10,205	A	$13.87	78,791	I	Charitable Unitrust
Common Stock	12/24/02		G	V	10,204	D	$13.87	68,587	I	Charitable Unitrust
Common Stock	12/24/02		G	V	10,204	A	$13.87	24,642	I	Support Org**
Common Stock	12/24/02		G	V	4,518	D	$13.87	233	I	Grat #1
Common Stock	12/24/02		G	V	4,518	D	$13.87	233		Grat #2
Common Stock	12/24/02		G	V	9,036	A	$13.87	1,262,826	I	Maydan Family Trusts*
							$

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	$												$3,712,000	D
Explanation of Responses:

(1) Distribution of shares from 401(k) plan and exempt under Rule 16a-13.

* Refers to trusts for the benefit of the reporting person and/or his family.

** Dr. Maydan has no pecuniary interest in these shares, but he does have a controlling interest.

                                             POWER OF ATTORNEY

        The undersigned hereby constitutes and appoints each of Charmaine Mesina and Mary Zeigler, signing singly, the undersigned's true and lawful attorney-in-fact to:

                (1) execute for and on behalf of the undersigned, in the undersigned's capacity as a director and officer of Applied Materials, Inc. (the "Company"), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

                (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5, complete and execute any amendment(s) thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

                (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

                The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

                This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the Company's Secretary.

                IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 24th day of September, 2002.

                                                                /s/ Dan Maydan
                                                                _______________
                                                                Dan Maydan

By: /s/ Charmaine Mesina, Dan Maydan's attorney-in-fact 12/27/2002 ** Signature of Reporting Person Date SEC 1474 (9-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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